Emily E. Taylor

Direct Dial: 781-434-6626

emily.taylor@lw.com

October 20, 2016

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Ms. Katherine Wray

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Re:	LogMeIn, Inc.

Registration Statement on Form S-4

Filed September 16, 2016

File No. 333-213651

Dear Ms. Wray:

On behalf of LogMeIn, Inc., a Delaware corporation ( “LMI”), we are responding to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated October 12, 2016 with respect to the Registration Statement on Form S-4 filed by LMI on September 16, 2016 (File No. 333-213651) (the “Form S-4”).

For the convenience of the Staff’s review, we have set forth below in bold the comments contained in the Staff’s letter, followed by LMI’s responses. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter. Concurrently with this letter, LMI is filing Amendment No. 1 to the Form S-4 (“Amendment No. 1”), which includes revisions to the Form S-4 in response to the Staff’s comments thereto. LMI is also mailing to the Staff’s attention for its convenience a copy of this letter together with marked copies of Amendment No. 1 showing changes to the Form S-4 that was filed on September 16, 2016.

Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in Amendment No. 1.

General

1.	In several locations you state that the merger will be effected through a Reverse Morris Trust transaction. In a Q&A or elsewhere, please revise to briefly describe this term, discuss key tax consequences, and identify other key aspects of these types of transactions.

October 20, 2016

Response: In response to the Staff’s comment, LMI has added a new question and answer in the Q&A section on page 1 of Amendment No. 1.

2.	Please provide us with copies of all materials prepared by the company’s financial advisor for use by the LMI board, including copies of the board books and all transcripts, summaries, and similar materials.

Response: The presentation materials prepared by RBC Capital Markets, LLC (“RBC Capital Markets”) in connection with its opinion, dated July 26, 2016, to the LMI board of directors as summarized under the caption “Opinion of LMI’s Financial Advisor” in Amendment No. 1 are being provided to the Staff under separate cover by counsel for RBC Capital Markets on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act of 1933, as amended, and Rule 12b-4 under the Securities Exchange Act of 1934, as amended. In accordance with such Rules, counsel for RBC Capital Markets has requested that these materials be returned promptly following completion of the Staff’s review thereof. By separate letter, counsel for RBC Capital Markets also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

3.	You disclose that GetGo, Inc. will file a registration statement on Form 10 to register the shares of GetGo common stock which will be distributed to Citrix stockholders pursuant to the spin-off. Please be advised that we will not be in a position to declare this Form S-4 effective until we have completed our review of GetGo’s Form 10.

Response: LMI respectfully acknowledges the Staff’s comment and confirms its understanding that the Staff will not be in a position to declare the Form S-4 effective until it has completed its review of GetGo’s Form 10. LMI understands that GetGo is filing its Form 10 on the date hereof.

Questions and Answers About the Transactions

Is GetGo required to have certain amounts of cash and/or working capital..., page 3

4.	Here you state that the merger agreement provides for target amounts of cash and cash equivalents, net working capital and deferred revenue for GetGo at the closing the merger. On page 101, you quantify these targets. Please revise to quantify these targets here as well.

Response: In response to the Staff’s comment, LMI has quantified the target amounts of cash and cash equivalents, net working capital and deferred revenue for GetGo at the closing of the merger on page 3 of Amendment No. 1.

October 20, 2016

What are the “Special Dividends”?, page 4

5.	Here you disclose that you declared and paid a special dividend of $0.50 per share and that you may declare and pay two additional cash dividends of $0.50 per share under the merger agreement. Disclosure on pages 72 and 110 appears to indicate that you may declare up to three additional special dividends of $0.50 per share if the merger does not close prior to certain dates. Please consider discussing these potential additional special dividends here and revise your disclosure on pages 72 and 110 to clarify, if true, that the aggregate amount of special dividends that you may declare under the merger agreement is $3.00 per share, $1.50 of which may only be declared if the merger does not close prior to certain dates. Similar revisions should be made to your discussion of the special dividend in Note 6(a) to the unaudited pro forma combined financial information.

Response: In response to the Staff’s comment, LMI has revised the disclosure regarding special dividends on pages 4, 72 and 110 of Amendment No. 1. Similar revisions have been made to the discussion of the special dividend in Note 6(a) to the unaudited pro forma combined financial information on page 185 of Amendment No. 1.

Summary

The Merger; Merger Consideration, page 17

6.	You disclose that an exchange agent will facilitate the sale of any fractional shares of LMI common stock that a Citrix stockholder would be entitled to receive as a result of the merger. You also state that the exchange agent will make available to these Citrix stockholders the net proceeds of the sale, after deducting any required withholding taxes and agent fees. Please revise to provide an estimate of these taxes and fees.

Response: In response to the Staff’s comment, LMI has revised the disclosure on pages 18, 64 and 101 of Amendment No. 1 to provide an estimate of such fees and further information regarding required tax withholding.

Risk Factors

Risks Related to the Transactions

LMI will incur significant costs related to the Transactions..., page 34

7.

Here you disclose that you expect to incur significant one-time costs in connection with the transactions, including approximately $45 to $50 million of transaction-related fees and expenses. On page 65, you disclose that Citrix and GetGo expect to incur approximately $120 to $130 million of transaction costs. Please revise to discuss these Citrix and GetGo transaction costs here or in a separate risk factor.

October 20, 2016

Additionally, consider including a Q&A that discusses the aggregate amount of transaction costs that LMI and GetGo expect to incur.

Response: In response to the Staff’s comment, LMI has revised its risk factor disclosure on page 34 of Amendment No. 1 to describe the Citrix and GetGo transaction costs and confirm that LMI will not be responsible for such costs. LMI has also included an additional Q&A on page 5 of Amendment No. 1 describing the aggregate amount of transaction-related costs that LMI, Citrix and GetGo expect to incur.

The Transactions

Background of the Merger, page 65

8.	On page 65, you disclose that Citrix announced a review of strategic alternatives for its GoTo family of service offerings. On page 66, you disclose that the Citrix board determined that Citrix should separate the GoTo business for strategic and operational reasons and pursue a spin-off of the GoTo business while also exploring a potential combination of the GoTo businesses with a strategic party in a Reverse Morris Trust transaction. Please revise to summarize other strategic alternatives considered by the Citrix board and briefly discuss the reasons the Citrix board chose not to pursue them.

Response: In response to the Staff’s comment, LMI has revised the disclosure on pages 65 and 66 of Amendment No. 1 to summarize the other strategic alternatives considered by the Citrix board of directors and briefly discuss the reasons that the Citrix board chose not to pursue them.

LMI’s Reasons for the Merger, page 74

9.	Here you disclose that LMI expects the post-merger company to have “more than two million paid users in virtually every country around the globe with an additional network of millions of free users.” Please revise to quantify the number of countries in which you expect to have more than two million paid users and provide support for this statement.

Response: In response to the Staff’s comment, LMI has clarified its disclosure on page 74 of Amendment No. 1 to state that LMI expects the combined company to have more than two million customers and millions of free users worldwide, with products used in virtually every country around the globe.

October 20, 2016

Opinion of LMI’s Financial Advisor

Miscellaneous, page 86

10.	We note you disclose the aggregate compensation received by RBC Capital Markets from Citrix from January 1, 2014, through June 30, 2016. Please also disclose the compensation received by RBC Capital Markets from LMI and its affiliates during the past two years. Refer to Item 4(b) of Form S-4 and Item 1015(b)(4) of Regulation M-A.

Response: In response to the Staff’s comment, LMI has disclosed on page 86 of Amendment No. 1 that RBC Capital Markets and its affiliates did not perform services during the period January 1, 2014 through June 30, 2016 for which fees were received from LMI.

The Transactions

Accounting Treatment of the Merger, page 93

11.	Please tell us how you considered all the provisions of ASC 805-10-55-12.a through e and 805-10-55-13 in determining that LMI will be considered the accounting acquirer in the Transaction. As part of your response, please address the following:

•	You state that the majority of senior management following the merger is expected to consist of LMI senior management immediately prior to consummation. Please clarify the composition of the full senior management team following the merger and describe the roles, responsibilities and seniority of each member;

•	You expect that LMI will maintain a five-member majority of the board through your May 2018 annual meeting of stockholders. Considering the Transaction is expected to be completed in the first quarter of 2017, tell us how the board composition may be impacted at the 2017 annual stockholder’s meeting and how that factored into your analysis;

•	Tell us how you considered the relative size of both LMI and GetGo in your analysis; and

•	Clarify your calculation of the premium over the pre-combination fair value of the equity interest of the combining entity.

Response: In response to the Staff’s comment, LMI has revised the disclosure on page 93 of Amendment No. 1 to clarify that a “substantial” majority of senior management of LMI following the Merger is expected to consist of the senior management of LMI immediately prior to consummation of the Merger.

October 20, 2016

In addition, set forth below is a summary of LMI’s analysis of the considerations for determining that LMI is the accounting acquirer in the Merger, in accordance with ASC 805-10-55-12.a through e and 805-10-55-13.

ASC 805-10-55-12: In a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests. However, in some business combinations, commonly called reverse acquisitions, the issuing entity is the acquiree. Subtopic 805-40 provides guidance on accounting for reverse acquisitions. Other pertinent facts and circumstances also shall be considered in identifying the acquirer in a business combination effected by exchanging equity interests, including the following:

ASC 805-10-55-12 a: The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

Immediately following the Merger, Citrix equityholders are expected to own approximately 50.1% of LMI’s issued and outstanding common stock on a fully diluted basis, and existing LMI equityholders are expected to own the remaining 49.9% of the issued and outstanding common stock of LMI on a fully diluted basis. The slight margin of voting control (i.e., 0.1%) to be obtained by Citrix equityholders is driven principally by the Reverse Morris Trust transaction structure, which is intended to limit the tax exposure to Citrix and its stockholders.

There are no unusual or special voting arrangements, options, warrants or convertible securities included in the Merger, except for the Cooperation Agreement (disclosed beginning on page 138 of Amendment No. 1.), which does not incrementally increase the voting control of any Citrix equityholder, but instead imposes certain voting restrictions).

Assessment: Voting control points marginally in favor of GetGo (i.e., Citrix), though voting control is mitigated by the fragmented stockholder base of each company (see 55-12 b below). As a result, LMI concluded that this factor is not determinative in this accounting acquirer analysis.

ASC 805-10-55-12 b: The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.

October 20, 2016

Following consummation of the Merger, no single stockholder (or organized/affiliated group of stockholders) is expected to own a large minority interest in the combined company.

Based on the most recent stockholder ownership filings with the SEC, LMI’s largest individual stockholders, Victory Capital Management, Inc. and BlackRock Inc., each beneficially own approximately 10% of LMI’s outstanding common stock, and no other stockholder beneficially owns 10% or more of LMI’s outstanding common stock. Citrix has no individual stockholders that beneficially own 10% or more of Citrix’s outstanding common stock.

To further evaluate whether stockholders of either LMI or Citrix will have a large minority voting interest in the combined entity, LMI also considered the impact of stockholders that beneficially own 5% or more of the outstanding common stock of both LMI and Citrix prior to the Merger. As of June 30, 2016, BlackRock Inc. owned approximately a 10% interest in LMI and approximately a 5% interest in Citrix and, therefore, is expected to own approximately 7% of the outstanding equity of the combined entity. In addition, as of June 30, 2016, The Vanguard Group owned approximately an 8% interest in LMI and approximately a 9% interest in Citrix and, therefore, is expected to own approximately 8% of the outstanding equity of the combined entity.

In addition, LMI and Citrix are not aware of the existence of any written agreements (or other implied agreements) entered into by stockholders of LMI, Citrix or GetGo requiring stockholders to vote in concert on matters pertaining to the combined company after the Merger.

Assessment: No single stockholder (or organized/affiliated group of stockholders) is expected to own a large minority voting interest in the combined entity immediately following the Merger. Neither LMI nor Citrix has, or will have, a large minority stockholder possessing the ability to exercise significant influence in the combined entity. As a result, this factor is not determinative in this accounting acquirer analysis.

ASC 805-10-55-12 c: The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

Pursuant to the Merger Agreement, immediately following the Merger, the LMI Board of Directors will consist of nine directors, including five directors currently serving on the LMI Board of Directors and four directors designated by Citrix and satisfactory to LMI. In addition, Michael K. Simon, current Chairman of the LMI Board of Directors, will remain in place as Chairman of the LMI Board of Directors following the completion of the Merger. William R. Wagner, LMI’s current President and Chief Executive Officer, will also remain on the LMI Board of Directors.

October 20, 2016

Pursuant to the Merger Agreement, Citrix will effectively maintain the ability to appoint four (but only four) of the nine members of the LMI Board of Directors for a period of two years after the closing date of the Merger. Specifically, the Merger Agreement provides that in the event of a vacancy in one of the four director seats designated by Citrix during the two years following the effective time of the Merger, the LMI Board of Directors will appoint a Citrix-designated replacement that is satisfactory to LMI’s Nominating and Corporate Governance Committee to fill the vacancy. In connection with the first LMI annual meeting of stockholders following the effective time of the Merger, the LMI Board of Directors will, subject to the reasonable exercise of its fiduciary duties, recommend the election of the individuals designated by Citrix for re-election to the LMI Board of Directors.

It is expected that the nine-member board of directors of the combined company will initially consist of the following directors, with the following staggered terms, which is the sole distinction for each different Class of director:

Designated by LMI:

•	One Class II Director, term expiring at the annual meeting in 2017
•	Two Class III Directors, terms expiring at the annual meeting in 2018
•	Two Class I Directors, terms expiring at the annual meeting in 2019

Designated by Citrix:

•	Two Class II Directors, terms expiring at the annual meeting in 2017
•	One Class III Director, term expiring at the annual meeting in 2018
•	One Class I Director, term expiring at the annual meeting in 2019

While the initial composition of the board of directors is one factor to consider in this analysis, LMI also considered the importance of determining whether control of the board by any stockholder group is temporary and, therefore, not substantive. LMI’s considerations in this regard are as follows:

The stockholders of the combined company will have the ability to nominate (to the Nominating and Corporate Governance Committee) and vote to elect the members of the board of directors of the combined company, subject to the staggered board composition described above. However, because the post-Merger ownership by stockholders (and therefore their ability to vote regarding the election of members to the board of directors) is approximately evenly split and because both stockholder bases are fragmented and subject to turnover due to regular daily trading of LMI’s shares, it is not possible to predict with certainty the impact of individual stockholder voting on the composition of the LMI Board of Directors following consummation of the Merger. Alternatively, the composition and actions of the Nominating and Corporate Governance Committee of the board of directors may be more predictive.

It is expected that existing directors of LMI will make up two of the three members of the Nominating and Corporate Governance Committee of the board of

October 20, 2016

directors of the combined company. The two LMI directors that will serve on the Nominating and Corporate Governance Committee will be one of LMI’s Class I directors and one of LMI’s Class III directors. The Nominating and Corporate Governance Committee’s responsibilities include, but are not limited to, identifying individuals qualified to become members of the board of directors and recommending to the board of directors the persons to be nominated for election as directors and to each board committee.

Given the initial composition of the staggered board of directors, LMI will maintain a majority of the board of directors until the first annual meeting of stockholders, which is expected to take place in May 2017. At that time, one LMI director will stand for re-election and, if re-elected, LMI would maintain a majority of the board of directors. If the LMI director is not re-elected, directors initially designated by LMI (through control of the Nominating and Corporate Governance Committee), will determine the candidate to present to the board of directors as a replacement. As a result, LMI will, through the initial composition of the board of directors and its committees, maintain a majority of the board of directors for a period of at least 1.5 years post-Merger, through and until the 2018 annual meeting of stockholders.

In addition, a four-person operating committee, consisting of two LMI director designees and two Citrix director designees, will oversee the realization of the over $100 million in cost synergies expected as a result of the Merger. The existence of this four-person operating committee has a neutral impact on the accounting acquirer assessment because the committee has a narrow scope and both LMI and Citrix are represented equally.

Assessment: At the effective time of the Merger, the LMI Board of Directors will consist of nine directors, including five directors currently serving on the LMI Board of Directors (including its current Chairman as well as the current CEO of LMI) and four directors designated by Citrix and satisfactory to LMI. In addition, as a result of the initial composition of the staggered-term board of directors of the combined company and the board’s Nominating and Corporate Governance Committee, it is expected that members of the board of directors elected by LMI stockholders prior to the Merger will maintain a five-member majority of the LMI Board of Directors for a substantive period after the Merger, including through May 2018, when LMI’s 2018 annual meeting of stockholders is expected to occur. Consequently, this factor points in favor of LMI as the accounting acquirer.

ASC 805-10-55-12 d: The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity.

As disclosed in Amendment No. 1, a substantial majority of senior management (inclusive of executive officers) of LMI immediately following the Merger is expected to consist of the senior management of LMI immediately prior to consummation

October 20, 2016

of the Merger. Based on an email communicated to LMI employees by its chief executive officer on September 27, 2016 (and filed with the SEC that same day pursuant to Rule 425), it is currently anticipated that the senior management team of the combined company will be composed of ten members of LMI’s existing eleven-member senior management team and three members of GetGo’s existing management, as follows:

From LMI:

1.	President and CEO – William R. Wagner
2.	CFO and Treasurer – Edward K. Herdiech
3.	Senior Vice President, General Counsel and Secretary – Michael J. Donahue
4.	Senior Vice President, Sales – Lawrence M. D’Angelo
5.	Chief Technology Officer – Sandor Palfy
6.	Chief People Officer – T.J. Ewing
7.	Chief Marketing Officer – W. Sean Ford
8.	Senior Vice President and Chief of Staff of the CEO – Tara Haas
9.	Senior Vice President, Strategy – Robin Lawrence
10.	Senior Vice President, International Sales – Christopher Manton-Jones

From GetGo:

11.	Chief Product Officer – Chris Battles
12.	Senior Vice President, Engineering – James Lok
13.	Integration Management Officer and Senior Vice President of Customer Care – Scott Romesser

Each member of the senior management team reports directly to the President and CEO, except for the SVP, International Sales, who reports to the SVP, Sales.

The board of directors of the combined company will have the authority to appoint and terminate the CEO of the combined company, but not the other members of the senior management team. Current members of the LMI Board of Directors will initially, and for a substantive period of time after the Merger, hold a majority of the seats on the board of directors of the combined company. The CEO of the combined company will have the authority to appoint other members of the senior management team. As noted above, the CEO of the combined company will be LMI’s current CEO. In addition, neither Mr. Wagner (CEO) nor Mr. Herdiech (CFO) is near retirement age, and neither has any current intention to resign his roles.

LMI does not have formal employment agreements with any of its named executive officers. Instead, the initial compensation of each named executive officer is set forth in an employment offer letter that LMI executes with them upon the commencement of his or her employment. Typically, these offer letters set forth the applicable compensation, equity award vesting arrangements and post-employment compensation payments and benefits, if any, for each named executive officer. Each offer letter provides that the named executive officer’s employment is “at will.”

October 20, 2016

In determining the impact of the expected management team on this analysis to determine the accounting acquirer, consideration was given to the number of executive positions, the roles and responsibilities associated with each position, and the existence and terms of any employment contracts. The seniority of the various management positions was given greater weight over the actual number of senior management positions in the determination of the composition of senior management.

Assessment: LMI will control and dominate – in terms of the number of positions and most substantive roles – the initial composition of the senior management team of the combined company (including the CEO, CFO and other key members of executive management), and it is expected to do so for a substantive period of time post-Merger. As a result, this factor points strongly in favor of LMI as the accounting acquirer.

ASC 805-10-55-12 e: The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the precombination fair value of the equity interests of the other combining entity or entities.

Although LMI is a public company with a readily determinable market value, GetGo represents only a portion of the overall Citrix business and does not have a readily determinable market value. This circumstance makes the determination of whether a “premium” was paid by either entity in a share-for-share exchange more difficult than if, instead, the transaction were a merger of two publicly traded entities because the determination relies on an estimated fair value of GetGo.

The Merger will result in an effectively evenly split ownership structure between GetGo and LMI post-Merger (i.e., 50.1% vs. 49.9%), effected by a share-for-share exchange, in which LMI shares will be issued to GetGo (Citrix) stockholders in the Merger. As of July 25, 2016, the last trading day before public announcement of the proposed Merger, LMI was valued at approximately $1.7 billion, based on the last reported sale price of its common stock on The NASDAQ Global Select Market (i.e., $65.31).

LMI assessed whether the equity value effectively being “paid” by the Citrix stockholders in the share-for-share equity exchange in the Merger indicates any premium being paid – or any concession in value being accepted – by Citrix stockholders in the transaction. Given that GetGo has no readily determinable market value, the estimate of GetGo’s valuation for this purpose was based on LMI’s internal analysis, which estimated the precombination fair value of GetGo based on GetGo’s discounted cash flows and resulted in a valuation ranging from approximately $1.2 billion to $1.7 billion. That value range was compared to the transaction equity value of GetGo implied based on LMI’s adjusted equity value (i.e., market capitalization) and the post-Merger equity structure. The implied adjusted equity value of GetGo, determined based on LMI’s market capitalization and 49.9% ownership after the Merger, was approximately $1.7 billion.

October 20, 2016

To assess if the equity value effectively being paid by the Citrix stockholders in the Merger indicates any premium being paid by Citrix stockholders in the transaction (or if the equity value effectively being paid by LMI stockholders in the Merger indicates any premium being paid by LMI stockholders in the transaction), LMI compared its market capitalization on the date immediately prior to announcement of the Merger (which approximated its adjusted equity value) to the estimated fair value of GetGo immediately prior to announcement of the Merger, based on LMI’s internal analysis. Due to the nearly evenly split ownership structure of GetGo and LMI post-Merger (i.e., 50.1% vs. 49.9%), this comparison of LMI’s market capitalization to GetGo’s fair value would reveal if either party is paying a significant premium in the transaction.

The internal analysis indicated that GetGo’s implied adjusted equity value of approximately $1.7 billion (determined based on the 50.1% post-Merger holding) fell within the estimated approximate $1.2 billion to $1.7 billion valuation range of GetGo determined based on the internal analysis. LMI management believes that this result indicates that no premium is being paid by either entity in the transaction, taking into account that the valuation range is inherently subjective and based on estimates and assumptions.

Assessment: Given that both (1) the estimated pre-merger values of each business fall within a close range of the other and (2) the post-merger ownership by stockholders is effectively evenly split (i.e., 50.1% GetGo vs. 49.9% LMI), it can be concluded that neither party appears to be paying a “premium” in this transaction. As a result, this factor is not determinative in the analysis.

ASC 805-10-55-13: The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities.

The measures of relative size of each business are summarized as follows:

LMI (as of or for the twelve months ended June 30, 2016, as applicable):

•	Revenue: $308.7 million
•	Net income: $13.2 million
•	Net cash provided by operating activities: $91.2 million
•	Total assets: $471.9 million
•	Number of employees: 1,093

GetGo (as of or for the twelve months ended June 30, 2016, as applicable):

•	Revenue: $664.8 million
•	Net income: $49.8 million
•	Net cash provided by operating activities: $113.8 million
•	Total assets: $666.1 million
•	Number of employees: 1,789

October 20, 2016

Assessment: Relative to LMI, GetGo is larger in terms of revenues, net income, net cash provided by operating activities, total assets and employees. This factor points in favor of GetGo as the accounting acquirer.

Additional Considerations: Although not specifically addressed in paragraphs ASC 805-10-55-11 through 55-15 as factors to consider in determining the accounting acquirer, LMI also evaluated additional considerations to determine which of the two entities in the Merger is the accounting acquirer, including:

•	LMI initially approached Citrix with its interest in purchasing GetGo from Citrix;

•	Following the Merger, the location of the headquarters and principal executive offices of the combined business will be LMI’s existing headquarters and executive offices in Boston, Massachusetts; and

•	The combined company will continue to use LMI’s exchange ticker symbol, LOGM.

Conclusion:

After considering all pertinent facts, reviewing the criteria outlined in ASC 805 and conducting the analysis outlined above, LMI management concluded that LMI is the accounting acquirer in the Merger. Although ASC 805 does not provide a hierarchy, LMI management considered all of the factors and thought the most important indicators in its judgment are the composition of the senior management team and the composition of the board of directors as these relate to the ongoing operations of the business. While a slight majority of the voting rights may be retained by former stockholders of GetGo (i.e., 50.1% GetGo vs. 49.9% LMI) and while GetGo is larger than LMI based on a number of financial and operating metrics, LMI management’s conclusion is based primarily on its belief that these conditions are significantly outweighed by the following factors, which point strongly in favor of LMI being the accounting acquirer in the Merger:

(1)	current members of LMI senior management will dominate – in terms of the number of positions and most substantive roles – the initial composition of the senior management team that will direct the operations of the combined company (comprising 10 out of the 13 members, including the Chief Executive Officer and Chief Financial Officer), and they are expected to continue to do so for a substantive period of time post-Merger; and

(2)	current LMI directors will compose a majority of the board of directors of the combined company (including its Chairman) and a majority of the Nominating and Corporate Governance Committee of the board immediately following the Merger, and they are expected to continue to do so for a substantive period of time post-Merger.

The remaining factors outlined in ASC 805 were not determinative in the analysis.

In addition to the factors from ASC 805 described above, LMI management’s conclusion is supported by the fact that the combined company is expected to retain the LMI headquarters location and ticker symbol.

October 20, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations of the GoTo Business

Liquidity and Capital Resources for the Six Months Ended June 30, 2016 and 2015, page 166

12.	Please revise to disclose the amount of cash and cash equivalents that are currently held by your foreign subsidiaries, if material, and disclose the impact of repatriating the undistributed earnings of foreign subsidiaries. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release No. 33-8350.

Response: In response to the Staff’s comment, LMI has revised the disclosure on page 167 of Amendment No. 1 to include the amount of cash held by GetGo’s foreign subsidiaries as of June 30, 2016, and the impact of repatriating the undistributed earnings of these foreign subsidiaries. LMI acknowledges that the requirements of Item 303(a)(1) of Regulation S-K and Section IV of SEC Release No. 33-8350 are to provide disclosure in the related categories of liquidity and capital resources and identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in the registrant’s liquidity increasing or decreasing in any material way.

Unaudited Pro Forma Combined Financial Information

Notes to Unaudited Pro Forma Combined Financial Information, page 180

13.	We note that at the closing of the Merger, GetGo may be required to distribute cash to Citrix, or Citrix may be required to contribute cash to GetGo, such that GetGo will have a target amount of cash and cash equivalents equal to $25.0 million, a target amount of non-cash working capital of $29.0 million and a deferred revenue target of $124 million. Please explain how your pro forma adjustment in Note 6(b) addresses these terms. In this regard, we note your adjustment reduces GetGo’s cash balance to $25.0 million; however, it is unclear what impact, if any, the working capital and deferred revenue targets will have on the company’s cash position.

Response: In response to the Staff’s comment, LMI has revised the disclosure in Note 6(b) on page 185 of Amendment No. 1. That disclosure clarifies that, other than the pro forma adjustment to reduce the amount of GetGo’s cash balance to $25.0 million, no further adjustment to cash was reflected in the unaudited pro forma combined balance sheet, based on LMI management’s current expectation that no further adjustment to the amount of acquired cash and cash equivalents will actually be required on the closing

October 20, 2016

date of the Merger as a result of the target amounts of GetGo’s non-cash working capital, deferred revenue and indebtedness on the closing date exceeding or falling short of their target amounts. As support for management’s current expectation, had such target adjustments been applied based on the non-cash working capital, deferred revenue and indebtedness reflected in GetGo’s combined balance sheet as of June 30, 2016, the incremental adjustment to cash would have been only approximately $0.3 million.

14.	Based on your disclosures on page 152, it appears that a portion of the separation costs incurred by Citrix are being allocated to GetGo. Tell us how you considered this allocation when determining that it was not necessary to record a pro forma balance sheet adjustment for non-recurring transaction fees applicable to GetGo. At a minimum, revise Note 6(g) to disclose the amount of transaction fees incurred after June 30, 2016 that was allocated to GetGo.

Response: In response to the Staff’s comment, LMI has revised the disclosure in Note 6(g) on page 188 of Amendment No. 1. LMI respectfully advises the Staff that, in determining that no pro forma balance sheet adjustment for non-recurring transaction fees applicable to GetGo was necessary, it considered that these fees will be paid directly by Citrix and not by GetGo or LMI. As a result, any adjustment to the unaudited pro forma combined balance sheet would reflect both an increase in net parent investment (reflecting a contribution of capital from Citrix to GetGo) and a corresponding decrease in net parent investment (reflecting the allocated expense to GetGo after being closed out to retained earnings), resulting in a net adjustment of zero.

15.	You disclose on page 14 that in connection with the Transaction, LMI and Citrix will enter into an agreement for an unsecured revolving credit facility pursuant to which Citrix will provide LMI with a line of credit of up to $25 million for the two-year period following the consummation of the transactions. Please revise to include a discussion of the nature and terms of this agreement in the notes to the pro forma financial statements. We refer you to Article 11-02(b) of Regulation S-X.

Response: In response to the Staff’s comment, LMI has revised the disclosure in Note 8 on page 194 of Amendment No. 1.

GetGo Consolidated Financial Statements

Notes to Combined Financial Statements

Note 7. Income Taxes, page F-15

16.	Please revise to disclose the amount of unrecognized deferred tax liability on unremitted foreign earnings or a statement that such determination is not practicable. Refer to ASC 740-30-50-2c.

October 20, 2016

Response: With respect to the requirements of ASC 740-30-50-2(c), Citrix determined that it was not practicable to estimate the amount of the unrecognized deferred tax liability due to the complexity of its international holding company structure, layers of regulatory requirements that have to be evaluated to determine the amount of allowable dividends, the various possible tax structures that could be created to facilitate the repatriation of earnings to the United States and the complexity of computing foreign tax credits. LMI has revised the disclosure on page F-17 of Amendment No. 1 to indicate that it was not practicable to estimate the amount of additional tax that might be payable on the undistributed foreign earnings.

Note 11. Related Party Transactions and ParentCo Investment, page F-26

17.	You state on F-27 and elsewhere that “[c]ertain debt obligations of Citrix have not been included in the balance sheet of GetGo because GetGo is not a party to the obligation between Citrix and the debt holders.” Please revise to clarify what is meant by “certain.” In this regard, tell us whether there are any debt obligations of Citrix to which GetGo is a party, and if so, revise to include a discussion of such arrangements.

Response: LMI acknowledges the Staff’s comment and has revised the disclosure on pages 154, F-7, F-27, F-34 and F-43 of Amendment No. 1 to clarify that “certain” debt obligations includes Citrix’s “convertible notes and credit facility”. Additionally, LMI advises the Staff that GetGo is not a party to any debt obligations of Citrix.

18.	Please clarify whether there are any financing arrangements between Citrix and GetGo, and if so, how those were considered and accounted for in these financial statements. We refer you to Question 4 of SAB Topic 1.B.1.

Response: In response to the Staff’s comment, LMI has revised the disclosure on pages F-27 and F-43 of Amendment No. 1 to clarify that there are no financing arrangements between Citrix and GetGo.

Exhibit Index, page II-5

19.	Footnote 1 to the exhibit index indicates that exhibits and schedules have been omitted for several of the transaction agreements. Pursuant to Item 601(b)(2) of Regulation S-K, please file a list briefly identify the contents of all omitted exhibits or schedules.

Response: In response to the Staff’s comment, LMI has revised the exhibit index in Amendment No. 1 to indicate which exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K.

*****

October 20, 2016

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact me at 781-434-6626 or Susan L. Mazur at 781-434-6612 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Emily E. Taylor

Emily E. Taylor

of LATHAM & WATKINS LLP

cc:	Mitchell Austin, Securities and Exchange Commission

Melissa Kindelan, Securities and Exchange Commission

Kathleen Collins, Securities and Exchange Commission

William R. Wagner, LogMeIn, Inc.

Michael J. Donahue, LogMeIn, Inc.

John H. Chory, Latham & Watkins LLP

Bradley C. Faris, Latham & Watkins LLP

Susan L. Mazur, Latham & Watkins LLP